UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION

One M&T Plaza

Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The Plan financial statements for the years ended December 31, 2019 and 2018 and the supplemental schedule as of December 31, 2019 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference.  The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

		Page(s)
SIGNATURES		3
EXHIBITS
23.1	Consent of Independent Registered Public Accounting Firm	4
99.1

Financial statements and supplemental schedule of the M&T Bank Corporation Retirement Savings Plan for the year ended December 31, 2019, prepared in accordance with the financial reporting requirements of ERISA

		5-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

Date: June 26, 2020	By: /s/ Ann Marie Odrobina
Ann Marie Odrobina
M&T Bank Corporation Employee
Benefit Plans Committee

3